FALLBROOK CAPITAL SECURITIES CORP.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

FALLBROOK CAPITAL SECURITIES CORP.

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Fallbrook Capital Securities Corp.

We have audited the accompanying statement of financial condition of Fallbrook Capital Securities Corp. as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Fallbrook Capital Securities Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fallbrook Capital Securities Corp. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Fallbrook Capital Securities Corp.'s financial statements. The supplemental information is the responsibility of Fallbrook Capital Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 27, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

FALLBROOK CAPITAL SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	133,095
Accounts receivable		888,116
Securities owned, at fair value		320
Prepaid expenses		23,200
Total assets	$	1,044,731

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable	$	488,437
Total liabilities		488,437

STOCKHOLDER'S EQUITY:

Capital stock $100 par value, 100 shares authorized, issued and outstanding	10,000
Additional paid-in-capital	24,057
Retained earnings	522,237
Total stockholder's equity	556,294
Total liabilities and stockholder's equity	$ 1,044,731

The accompanying notes are an integral part of these financial statements

FALLBROOK CAPITAL SECURITIES CORP.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE:		
Commissions	$	4,373,672
M&A fees		2,728,093
Consulting and other		545,620
Reimbursed expenses and other		60,111
Total revenue	$	7,707,496
OPERATING EXPENSES:		
Commissions, salaries and benefits		5,445,340
Reimbursable expenses		484,598
Regulatory fees		60,526
Travel		32,496
Other operating		55,074
Total expenses	$	6,078,034
Net income	$	1,629,462

The accompanying notes are an integral part of these financial statements

FALLBROOK CAPITAL SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Shares Common Stock		Amount Common Stock		Additional paid-in capital		Retained earnings		Total
Balance, January 1	100	$	10,000	$	24,057	$	43,559	$	77,616
Net income							1,629,462		1,629,462
Distributions							(1,150,784)		(1,150,784)
Balance, December 31	100	$	10,000	$	24,057	$	522,237	$	556,294

The accompanying notes are and integral part of these financial statements

4

FALLBROOK CAPITAL SECURITIES CORP.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES:		
Net income	$	1,629,462
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Unrealized gain on securities owned		(320)
Increase in accounts receivable		(637,269)
Decrease in prepaid expenses		339
Increase in accounts payable		99,060
Net cash provided by operating activities		1,091,272
FINANCING ACTIVITIES:		
Distributions to shareholder		(1,150,784)
Net cash used in financing activities		(1,150,784)
NET DECREASE IN CASH		(59,512)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		192,607
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	133,095

The accompanying notes are an integral part of these financial statements

FALLBROOK CAPITAL SECURITIES CORP.

Notes to Financial Statements
December 31, 2016

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1. Organization and Nature of Business

Fallbrook Capital Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). In 2000, the Company reached an agreement with the NASD (now FINRA). The agreement was amended in March, 2007 to include additional services. The firm is approved to conduct business in private placements, limited partnerships, mutual funds, merger & acquisition activity and third party marketing of hedge funds.

The Company's main office is located in Calabasas, California and has twenty-four registered persons. The Company's Revenue is derived from (1) commissions generated on a best-efforts basis, from the sale of private placements of direct participation programs of tax incentive investments to corporate and institutional investors; and (2) from fees generated from mergers and acquisitions activities, also on a best-efforts basis.

2. Summary of Significant Accounting Policies

Basis of presentation

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company, with the consent of its sole stockholder, has elected to be taxed as an S Corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of corporate income taxes, the stockholder separately accounts for his share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporate income taxes.

2. Summary of Significant Accounting Policies (continued)

Income taxes (continued)

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status. The company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue recognition

The Company recognizes revenue when fees are earned, normally upon services rendered, and management has determined the fees to be collectible. The Company is evaluating new revenue recognition standards for broker-dealers and will implement as required.

Subsequent Events

The Company evaluated subsequent events through February 27, 2017, the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2016, the Company had net capital of $74,865 which was $42,303 in excess of its required net capital of $32,562. The Company's ratio of aggregate indebtedness to net capital was 6.52 to 1.

4. Accounts receivable

Accounts receivable consists of commissions, the Company believes the entire amount is collectible and that no allowance is required as of December 31, 2016.

5. Concentrations

For the year ended December 31, 2016 28% of the Company's revenue was derived from one customer.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

6. Commitments

The Company has evaluated commitments and contingencies and has determined that no significant commitments and contingencies exist as of December 31, 2016 except as indicated in Note 8.

7. Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 – Valuations based on quoted prices in active markets for identical investments.

> Level 2 - Valuations based on (i) quoted prices in markets that are not active; ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

> Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors. These may include the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

7. Fair Value (continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the financial assets measured at fair value on a recurring basis as of December 31, 2016:

Description	Level 1	Level 2	Level 3
Assets:			
Securities owned:			
Warrants			320

Changes in Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2016 were as follows:

Description	Fair Value December 31, 2015	Purchases	Sales	Realized Gain/(Loss)	Change in unreal Gain/(Loss)	Transfers	Fair Value December 31, 2016
Assets:							
Securities owned:							
Warrants	-	-	-	-	320	-	320

8. Related Party

The Company pays a related party through an expense sharing agreement for travel, rent, shared office costs, and payroll. The terms are one year from June 1, 2016. The amount paid on this agreement for 2016 was $206,457. The future liability for 2017 is $135,470.

FALLBROOK CAPITAL SECURITIES CORP.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 556,294
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts receivable	(457,909)
Prepaid expenses	(23,200)
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	75,185
HAIRCUTS ON SECURITIES:	
Trading and investment securities	(320)
NET CAPITAL	74,865
AGGREGATE INDEBTEDNESS:	
Accounts payable	488,437
Total aggregate indebtedness	488,437
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required - the greater of 6.67% of aggregate indebtedness or $5,000	32,562
Excess net capital	42,303
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	26,021
Percentage of aggregate indebtedness to net capital	652.42%

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2016.

FALLBROOK CAPITAL SECURITIES CORP.

Schedules II & III
December 31, 2016

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Fallbrook Capital Securities Corp.

We have reviewed management's statements, included in Fallbrook Capital Securities Corp. Annual Exemption Report, in which (1) Fallbrook Capital Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fallbrook Capital Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the “exemption provisions") and (2) Fallbrook Capital Securities Corp. stated that Fallbrook Capital Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Fallbrook Capital Securities Corp.’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fallbrook Capital Securities Corp.’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA’s, P.C.
Marietta, GA
February 27, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

goldman & COMPANY, C.P.A.s

FALLBROOK CAPITAL SECURITIES CORP.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2016

We, as members of management of Fallbrook Capital Securities Corp. (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

Fallbrook Capital Securities Corp.

_____ 2/20/17

Brandt Blanken, President